UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation has received reimbursement approval from the French government for its TAXUS® Liberté™ paclitaxel-eluting coronary stent system – the world’s first next-generation drug-eluting stent system.  The announcement was published yesterday in the official journal of the French government, “Journal Officiel de la République Française.”

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 15, 2006

      By: /s/

Name: David M. Hall

Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, February 15, 2006

ANGIOTECH PARTNER ANNOUNCES FRENCH REIMBURSEMENT
FOR TAXUS® LIBERTÉ™
PACLITAXEL-ELUTING CORONARY STENT SYSTEM

VANCOUVER, BC , February 15, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”) announced today that it has received reimbursement approval from the French government for its TAXUS® Liberté™ paclitaxel-eluting coronary stent system – the world’s first next-generation drug-eluting stent system.  The announcement was published yesterday in the official journal of the French government, “Journal Officiel de la République Française.”

As a result of this announcement, the TAXUS Liberté stent system will now be available to patients with coronary artery disease treated in private and public hospitals throughout France.

“Until now, many French patients suffering from coronary artery disease were unable to benefit from the TAXUS Liberté stent system due to the lack of reimbursement,” said Dr. Philippe Brunel, interventional cardiologist at the Nouvelles Cliniques Nantaises, Nantes, France.  “The TAXUS Liberté stent system offers cardiologists and patients benefits due to its superior deliverability in addition to the proven long-term efficacy of the TAXUS system.  Patients with complex and small vessel disease will particularly benefit from these advanced features.”

“The TAXUS Liberté stent system is specifically designed to improve deliverability and conformability for state-of-the-art clinical stent performance, which will help further improve clinical outcomes,” said Jeff Goodman, President of International for Boston Scientific.  “These features should help substantially reinforce the market leadership position of the TAXUS stent system in France.”

The TAXUS Liberté stent system is the world’s first next-generation drug-eluting coronary stent system to incorporate a next-generation stent platform.  It is specifically designed for drug delivery and received CE Mark approval in Europe in September 2005.

BSC has a strong record of excellence in drug-eluting stents, supported by a wealth of clinical trial data on the safety and efficacy of the TAXUS stent systems.  Recent results from the TAXUS I (four years), TAXUS II (three years), TAXUS IV (three years), and TAXUS VI (two years) studies have demonstrated excellent long-term safety and efficacy with a sustained and robust benefit.  Early data from the ATLAS clinical trial and OLYMPIA registry confirmed the safety profile of the TAXUS Liberté stent system.

France has one of the lowest rates of coronary artery disease in Europe, however 28 percent of deaths in French men and 34 percent of deaths in French women are still attributed to this disease.  The majority of patients are treated with percutaneous coronary intervention; more than 165,000 stents are implanted annually in private and public French hospitals.  Currently, half of the stents used in France are drug-eluting stents such as the TAXUS Liberté stent system.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com